January 9, 2009

Christian N. Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Re:	International Bancshares Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 000-09439

Dear Mr. Windsor:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to your letter to the Company dated December 29, 2008 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonus Incentives, page 12 of Definitive Proxy Statement on Schedule 14A

1.             You have not provided quantitative disclosure of the performance targets to be achieved by the company for your named executive officers to be eligible officers for their “annual cash bonus incentives.” In future filings, please disclose the specific performance targets used to determine incentive awards.  Refer to item 402(b)(1)(v) of Regulation S-K. Alternatively, provide a supplemental analysis as to why it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response:

As discussed in paragraph 3 of the Company’s letter to the Staff dated January 17, 2008 in response to the Staff’s comment letter to the Company dated September 26, 2007, the

Company does not have specific performance targets to be achieved by the Company for the named executive officers to be eligible for their annual cash bonus incentives.  As stated in the 2007 proxy statement under the heading “Elements of Compensation,” the Salary and Steering Committee’s (the “S&S Committee”) of IBC (the flagship bank and a subsidiary of the Company that represents more than a majority of the Company’s assets, and employs each of the Company’s named executive officers) considers four measures of corporate performance in determining annual cash discretionary bonus amounts, including earnings per share and earnings per share growth, return on average assets, return on average equity and non-financial objectives.  However, the Company does not have specific performance targets, thresholds or goals for any of these measures.  Each measure is analyzed by the S&S Committee to determine how it compares to the historical performance of the Company.  Even if the performance in a category is not as favorable as the historical performance of the Company in such category, the S&S Committee will subjectively analyze the reason for the difference and whether the Company believes it will cause a long-term trend of negative overall performance of the Company.  Only in the event that the S&S Committee perceives that there will be a long-term trend of negative overall performance of the Company, or in the event that a named executive officer is perceived as not having satisfactorily performed their duties at the Company, will the cash compensation of a named executive officer be expected to be negatively impacted.  The historical compensation decisions of the S&S Committee with respect to compensation of the three named executive officers also reflect the S&S Committee’s subjective assessment of the competitive nature of the markets where IBC does business and the difficulty in retaining qualified executive officers in such markets.  The S&S Committee takes these competitive salary factors into consideration when making its subjective salary and bonus compensation decisions for the named executive officers.

2.             Based on the disclosure on page 18 of your definitive proxy statement filed on April 17, 2006 that “[i]n calculating the return for the purpose of certifying that a performance target has been achieved, the Committee will exclude significant unusual charges or income, including gains and losses resulting from changes in accounting, which are distortive of results year over year,” it appears that the performance targets are based on non-GAAP financial measures.  In future flings, please disclose how the performance-based financial measures are calculated from the company’s audited financial statements and the reasons for any adjustments made by the committee in determining compensation in the relevant periods. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response:

The referenced performance targets relate to the Company’s Executive Incentive Compensation Plan (the “EICP”). In connection with the Company’s decision to participate in the Capital Purchase Program (the “CPP”) established by the United States Department of the Treasury (the “Treasury”) under the Emergency Economic Stabilization Act (the “EESA”), the Company voluntarily terminated the EICP on December 19, 2008.  Please see the Company’s Current Report on Form 8-K filed on December 23, 2008.

Executive Compensation Tables, page 17 of Definitive Proxy Statement on Schedule 14A.

3.             Please confirm the staff’s understanding that all the company’s other executive officers receive total compensation of less than the $100,000 threshold. Alternatively, please advise the staff how you determined that officers of the company that receive more than the threshold amount are not considered “executive officers.”

Response:

The Company confirms that, other than the executive officers named in the Company’s Summary Compensation Table on page 17 of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008, none of the Company’s other executive officers received total compensation from the Company in excess of $100,000 in 2006 or 2007.  The few other officers of the Company who receive more than the $100,000 threshold amount are not executive officers of the Company, are not in charge of a principal business unit, division or function of the Company and they do not perform policy making functions for the Company.

Item 15. Exhibits, Financial Statement Schedules

4.             We note the discussion of the 2006 Executive Incentive Compensation Plan in the company’s definitive proxy statement filed on April 18, 2008.  The exhibit list to the company’s Form 10-K does not, however, include the plan as a material agreement.  In future filings, please include the plan in the company’s exhibits list in accordance with Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

In connection with the Company’s decision to participate in the CPP established by the Treasury under the EESA, the Company voluntarily terminated the EICP on December 19, 2008.  Please see the Company’s Current Report on Form 8-K filed on December 23, 2008.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements, Page 1

5.             We note that other liabilities increased from $87 million at December 31, 2007 to $254 million at September 30, 2008 and most of this increase appears to be presented as a cash inflow from operating activities in the statement of cash flows for the nine months ended September 30, 2008.  Please revise future flings to disclose the cause of the increase and tell us if you believe your presentation in the statement of cash flows is appropriate.  If you believe it is not appropriate, please provide us a materiality analysis related to the error.

Response:

The Company included $149.4 million of liabilities incurred in connection with the purchase of available for sale securities in cash flows from operating activities in the Company’s quarterly financial statements on Form 10-Q for the quarter ended September 30, 2008.  After re-examination, the Company acknowledges that this presentation is not technically in compliance with SFAS No. 95 “Statement of Cash Flows (as amended).”  The revised operating and financing sections of the statement of cash flows included below reflects changes in the presentation to comply with SFAS No. 95.  The Company believes that the original presentation does not materially misstate the Company’s use of cash.  The original presentation does not cause net cash to change from positive to negative, does not mask a change in earnings or other trends, it does not intend to hide a failure to meet analyst expectations (in fact the Company does not ask for analyst opinions),  it does not change a loss into income or vice versa, it does not reflect non-compliance with other regulatory guidelines as issued by the Federal Reserve Bank or Federal Deposit Insurance Corporation, and it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the change in presentation.  Additionally, in the banking industry, the statement of cash flows, particularly cash flows from operations, is not significant as an indicator of the bank’s performance as it would be in other, non-banking industries.  The transaction that created the increase in liabilities is not a normal, reoccurring transaction; however, the Company will continue to monitor similar transactions in future periods and present them in accordance with SFAS No. 95.  The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future flings to present the transaction in question in the right captions, including, without limitation, in the Company’s annual report on Form 10-K for the year ended December 31, 2008.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

(Dollars in Thousands)

	Nine Months Ended September 30,
	Revised 2008	As Presented 2008
Operating activities:

Net income	$100,409	$100,409

Adjustments to reconcile net income to net cash provided by operating activities:
Provision (credit) for possible loan losses	12,690	12,690
Amortization of loan premiums	134	134
Accretion of time deposits with banks	1	1
Accretion of time deposit discounts	(28)	(28)
Depreciation of bank premises and equipment	27,119	27,119
Gain on sale of bank premises and equipment	(44)	(44)
Depreciation and amortization of leased assets	760	760
Accretion of investment securities discounts	(858)	(858)
Amortization of investment securities premiums	4,787	4,787
Investment securities transactions, net	(6,410)	(6,410)
Amortization of junior subordinated debenture discounts	110	110
Amortization of identified intangible assets	3,897	3,897
Stock based compensation expense	550	550
Earnings from affiliates and other investments	(9,773)	(9,773)
Deferred tax benefit	(7,727)	(7,727)
Decrease in accrued interest receivable	7,857	7,857
Net decrease in other assets	(4,226)	(4,226)
Net increase in other liabilities	1,046	150,397

Net cash provided by operating activities	130,294	279,645

Investing activities:

Proceeds from maturities of securities	16,261	16,261
Proceeds from sales of available for sale securities	8,359	8,359
Purchases of available for sale securities	(1,002,839)	(1,152,190)
Principal collected on mortgage-backed securities	981,679	981,679
Maturities of time deposits with banks	4,457	4,457
Net increase in loans	(209,873)	(209,873)
Purchases of other investments	(8,315)	(8,315)
Distributions of other investments	33	33
Purchases of bank premises and equipment	(47,415)	(47,415)
Proceeds from sale of bank premises and equipment	800	800
Adjustment to goodwill related to prior acquisition	—	—
Cash paid in purchase transaction	—	—
Cash acquired in purchase transaction	—	—

Net cash (used in) provided by investing activities	(256,853)	(406,204)

We hope the foregoing is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter.  Please do not hesitate to call Eliza Gonzalez, the Company’s Senior Vice President at 956-726-6150 with any questions or comments you may have.

The Company hereby acknowledges, as required by the Comment Letter, that, with respect to the filing discussed in this response:

•                                         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                         Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dennis E. Nixon

Dennis E. Nixon
President